LET US WEAR IT, INC.

A Delaware Corporation

ANNUAL REPORT

**FOR FISCAL YEAR ENDING
DECEMBER 31, 2024**

148 Randhurst Village Dr Suite 222
Mt Prospect, IL 60056
https://getluwi.com

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Company Overview

Let Us Wear It, Inc. ("LUWI" or the "Company") is an innovative company dedicated to redefining sexual health for women. The Company's flagship product is a hormone-free, latex-free STI-preventing contraceptive solution, designed specifically for women and other receivers. Referred to internally as the "Finer Liner," the product is an internal liner designed to provide a more natural feel and better protection compared to latex condoms. LUWI exists to provide easily accessible OTC protection that gives way to pleasure, ensures health equity, and provides agency and body autonomy for women.

Let Us Wear It, Inc. was incorporated as a Delaware corporation on May 7, 2024, as the successor entity to LUWI, LLC, an Illinois limited liability company organized on April 21, 2015. Assets were transferred from LUWI, LLC to Let Us Wear It, Inc. on May 27, 2024. The Company's principal offices are located at 148 Randhurst Village Dr Suite 222, Mt Prospect, IL 60056.

The Company is in the developmental product stage, awaiting FDA 510(k) clearance before it can move forward to the phase of generating revenue. As of the date of this Report, there are no sales and no customers. The Company plans to earn revenue from e-commerce and retail sales once FDA clearance is obtained.

Business Model

LUWI operates on a B2B2C sales model, targeting bulk sales to colleges, universities, women's health organizations, distributors, the military, online retailers, and more. LUWI has secured Letters of Intent to purchase 1.5 million units from more than 140 college/university campuses and a national distributor.* LUWI has strong relationships with national distributors, leading university health centers, CVS (via university campuses), and has ongoing discussions with Planned Parenthood.

Pre-market interests are not binding letters of intent and there is no guarantee that these will convert into sales at this time.

Products

The Company has submitted one trademark and has submitted two patents on the IP developed during the design and engineering process. The intention is to file these internationally. The Company's core product — the "Finer Liner" — is pending FDA 510(k) clearance. Without such clearance, the Company cannot market or sell its products in the United States.

Competitors and Industry

LUWI is positioned in the sexual health and contraceptive industry, which has traditionally been dominated by male-centric products. The U.S. condom market was valued at $1.65 billion in 2023 and is growing at a CAGR of 6.1%. Despite the large market, there is a significant lack of women-specific or pleasure-specific solutions. The sexual health market is saturated with more than 300 OTC male-centric condom options. Pending 510(k) clearance, we believe LUWI's unique product offering — a hormone-free, latex-free, ultra-thin internal liner — sets LUWI apart by addressing unmet needs and offering unique OTC protection and pleasure.

Employees

The Company currently operates with a lean team consisting of a full-time Founder/CEO, a part-time Director/COO, and various consultants, advisors, and freelancers, allowing the Company to maintain minimal fixed overhead during its development phase.

Property

The Company's principal offices are located at 148 Randhurst Village Dr Suite 222, Mt Prospect, IL 60056.

Legal Proceedings

The Company is not currently involved with, or aware of, any pending or threatening litigation against it or any of its officers.

Previous Offerings

On July 8, 2024, the Company filed its Regulation CF Offering Statement on Form C with the Securities and Exchange Commission (the "**Reg CF Offering**"), pursuant to which the Company offered up to $1,235,000 in Common Stock at $1.00 per share, with a minimum offering of $15,000 (the "Reg CF Offering"). The Reg CF Offering was conducted on the StartEngine platform. Pursuant to the Form C-U filed by the Company, the Reg CF Offering closed with total proceeds of $62,156.97, representing 69,643 shares of Common Stock sold. StartEngine Capital, LLC received a commission equal to 3% of the total amount invested in the offering, along with securities of the same class as those offered, representing approximately 3% of the securities sold.

Prior to the Reg CF Offering, LUWI, LLC, the Company's predecessor and majority shareholder (see "Corporate Restructuring" below), raised capital through a series of Simple Agreements for Future Equity ("**SAFEs**") entered into with individual investors and institutional investors. A complete description of the SAFE issuances is set forth below under "Additional Securities Issuances."

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Any valuation is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The Company has not yet received FDA 510(k) clearance for the sale of its products in the U.S.
Without 510(k) clearance, the Company cannot market or sell the products in the United States. There is no guarantee that the Company will obtain the necessary clearances from the FDA, which could severely impact the ability to generate revenue and achieve profitability. The process of obtaining 510(k) clearance can be time-consuming and costly. Delays in receiving clearance could postpone market entry, adversely affecting the business plan, financial condition, and results of operations.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. There are limited established markets for these securities. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment.
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure.

Your information rights are limited with limited post-closing disclosures.
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds in this offering. The Company is also only obligated to file information annually regarding its business, including financial statements, and may opt out of filing Annual Reports after the initial annual report is filed. Investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF.

The Company is an early-stage company and has limited revenue and operating history.
The Company has a short history, few customers, and effectively no revenue. The Company has never turned a profit and there is no guarantee that it will ever be profitable.

The Company is an early-stage company operating in a new industry.
The Company operates in a relatively new industry with little competition. As other companies join the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Reliance on a single service or product.
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties.
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. The Company is currently in the research and development stage and has only manufactured engineering prototypes of the product. Delays or cost overruns in the development of the product and failure of the product to meet performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles.

Supply Chain and Logistics Risks.
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights.
The stock issued in the Regulation CF Offering, has voting rights attached to the, however, the stockholders will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "**CEO**"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company.
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We may need additional financing and the inability to obtain such financing may have an adverse impact on our business.
We will need substantial additional capital to fund working capital needs and future acquisitions. There can be no assurance that additional financing will be available to us on commercially reasonable or acceptable terms, or at all.

Management's Discretion as to Use of Proceeds.
The Company's success will be substantially dependent upon the discretion and judgment of the management team with respect to the application and allocation of the proceeds of any offering. The Company may change the intended use of proceeds if its officers believe it is in the best interests of the company.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of operations and may not have been reviewed by independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of

operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933, if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price.

Vulnerability to Economic Conditions.
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services.

The Company has plans to file patents that it might not be able to protect properly.
One of the Company's assets will be its intellectual property, including the Company's trademarks, copyrights, Internet domain names, branding, and trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Trademark and copyright litigation has become extremely expensive, and if the Company is unable to enforce its intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of the Company's key personnel, or failure to attract and retain other highly qualified personnel in the future, could harm the Company.
The Company depends on the ability to attract, retain, and develop highly skilled and qualified employees. As the Company grows, it will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources.

The Company relies on third parties to provide services essential to the success of the Company.
The Company relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Any failure or delay in their performance could have an adverse effect on the Company, financial condition, and operating results.

Our auditor has identified substantial doubt about the Company's ability to continue as a going concern.
The independent accountant has noted that specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in the notes to the financial statements.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than April 30 each year (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://getluwi.com. The Company must continue to comply with the ongoing reporting requirements until: (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000; (3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding; (4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) it liquidates or dissolves its business in accordance with state law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2024 (the "2024 Annual Period"), compared to the twelve-month period ended December 31, 2023 (the "2023 Annual Period"), should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs, and our actual results could differ materially from those discussed in these forward-looking statements.

Overview

Let Us Wear It, Inc. is an early-stage company. The Company continued to operate in its developmental stage during fiscal year 2024, focusing on obtaining FDA 510(k) clearance for its flagship product, the "Finer Liner," advancing its intellectual property portfolio, building commercial relationships, and raising capital to fund operations. The Company had no revenue during fiscal years 2024 (the "**2024 Annual Period**") or 2023 (the "**2023 Annual Period**"), and does not expect to generate revenue until FDA clearance is obtained and manufacturing and distribution capabilities are established.

Results of Operations

Revenue. The Company generated no revenue during the 2024 Annual Period or the 2023 Annual Period. The Company remains in the pre-revenue, developmental product stage as it awaits FDA 510(k) clearance.

Operating Expenses. During the 2024 Annual Period, total operating expenses were $497,955 as compared to $123,450 during the 2023 Annual Period (reflected in the predecessor entity, LUWI, LLC). The increase of $374,505 was primarily attributable to general and administrative expenses, payroll, organizational, and marketing activities as the Company continued to advance its FDA clearance, product development, and fundraising efforts. During the 2023 Annual Period, LUWI, LLC incurred total operating expenses of $123,450, consisting of $18,144 in general and administrative expenses, $37,774 in advertising and marketing expenses, $54,322 in payroll expenses, and $13,210 in organizational expenses.

Net Loss. Net loss for the 2024 Annual Period was $497,955 as compared to a net loss of $123,450 for the 2023 Annual Period.

Liquidity and Capital Resources

As of December 31, 2024, the Company had cash and cash equivalents of $102,796, as compared to $180,534 as of December 31, 2023. The decrease of $77,738 reflects cash used in operating activities of $497,955, offset by proceeds from financing activities of $420,217.

During the 2024 Annual Period, the Company funded its operations primarily through (i) proceeds raised from the Regulation CF crowdfunding offering on the StartEngine platform, which closed with total proceeds of $62,156.97, and (ii) SAFE investments received by LUWI, LLC, the Company's majority shareholder. The Company believes that additional capital will be necessary to fund operations through the completion of FDA 510(k) clearance, the establishment of manufacturing capabilities, and commercial launch.

The Company's independent accountant has expressed substantial doubt about the Company's ability to continue as a going concern. The financial statements have been prepared on a going concern basis, without adjustments that might result from the outcome of this uncertainty.

Capital Expenditures

The Company did not have any material capital expenditures during the 2024 Annual Period or the 2023 Annual Period.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2024.

Indebtedness

As of December 31, 2024, the Company had the following outstanding indebtedness:

Creditor	Robert Kinsella (Family Member)
Nature of Transaction	Shareholder Loan
Amount Owed	Approximately $7,000 (as of June 2024)
Interest Rate	0.0%
Additional Information	During the year ended December 31, 2023, the Company had outstanding loans payable to officers in the amount of $27,183. The balance was reduced to $7,000 as of June 2024.

ADDITIONAL SECURITIES ISSUANCES

Set forth below is a description of all securities issuances made by the Company and its predecessor entity, LUWI, LLC, within the last three years preceding the end of the 2024 Annual Period, including all SAFE issuances:

Regulation CF Offering – Common Stock (Let Us Wear It, Inc.)

Offering Entity	Let Us Wear It, Inc. (C-Corp)
Type of Security	Common Stock
Offering Platform	StartEngine Capital, LLC
Form C Filed	July 8, 2024
Offering Price	$1.00 per share
Maximum Offering Amount	$1,235,000
Total Amount Raised	$62,156.97
Number of Securities Sold	69,643 shares of Common Stock
Commission	3% of total amount invested, paid to StartEngine Capital, LLC; plus securities of the same class equal to approximately 3% of securities sold
Exemption Relied Upon	Section 4(a)(6) — Regulation CF
Use of Proceeds	FDA 510(k) clearance, manufacturing set-up, marketing activities, and working capital

LLC SAFE Agreements (December 2022 – December 2024)

Issuing Entity	LUWI, LLC (Illinois limited liability company)
Type of Security	Simple Agreement for Future Equity (SAFE)
Offering Period	December 2022 through December 2024
Aggregate Amount Raised	$851,000
Valuation Cap	$10,000,000 post-money
Offering Exemption	Section 4(a)(2) / Rule 506(b)
Status	SAFEs assumed by Let Us Wear It, Inc. pursuant to SAFE Assignment Agreement dated January 9, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors as of December 31, 2024:

Name	Position	Age	Term of Office
Lisa Marie Kinsella	Founder, CEO, Director & Acting Principal Accounting Officer	N/A	January 2023 – Present
Leslie Marie Gall	Director and COO (Part-Time)	N/A	October 2022 – Present

There are no arrangements or understandings between executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Lisa Marie Kinsella

Lisa Marie Kinsella's current primary role is with the Company. As the Founder and CEO, Lisa is responsible for all aspects of the company. She oversees daily operations, strategic planning, and business development. Her role involves leading the company's vision, managing the executive team, and ensuring overall company performance. Lisa will be providing Form C sign-off as the Company's Principal Accounting Officer. Annual Salary: $150,000. Prior to founding LUWI, Ms. Kinsella served as Director of Sales at Zift Solutions from May 2019 through January 2023.

Leslie Marie Gall

Leslie Marie Gall's current primary role is with Aurora Eye Clinic, where she serves as Managing Director (October 2023 – Present). Ms. Gall currently dedicates 10-20 hours per week in her role with the Company as Director and COO (Part-Time), managing marketing, administration, finance, and operational logistics. Salary: $0 (no current salary); Leslie receives equity compensation from LUWI, LLC. Ms. Gall also serves as President of Kanken Marketing LLC (January 2021 – Present).

Compensation

The table below reflects the annual compensation paid by the Company to its officers and directors during the fiscal year ended December 31, 2024:

Name	Capacities	Cash Compensation	Total Compensation
Lisa Marie Kinsella	Founder, CEO, Director & Principal Accounting Officer	$[___150,000___]	$[_150,000_____]
Leslie Marie Gall	Director and COO (Part-Time)	$0	$0

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding voting securities as of December 31, 2024, by each person who we know owned, beneficially, more than 20% of the outstanding voting securities:

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
LUWI, LLC (Lisa Kinsella 75%)	25,000,000	Common Stock	100.0%

RELATED PARTY TRANSACTIONS

Name of Person	Robert Kinsella
Relationship to Company	Family member
Nature / Amount of Interest	Loan
Material Terms	During the year ended December 31, 2023, the Company had outstanding loans payable to officers in the amount of $27,183. The balance was $7,000 as of June 2024.

No other related party transactions are required to be disclosed for fiscal year ended December 31, 2024.

OUR SECURITIES

Common Stock

The amount of Common Stock authorized is 27,000,000 shares, with a total of 25,000,000 shares outstanding as of December 31, 2024. Common Stock carries 1 vote per share. Pursuant to the Regulation Crowdfunding Offering, each subscriber appointed the CEO of the Company as their irrevocable voting proxy.

SAFE (Simple Agreement for Future Equity)

The Company has outstanding SAFEs which will convert into equity upon a preferred stock financing trigger. The total aggregate outstanding SAFEs as of the date of this Annual Report are $1,927,800. See "Additional Securities Issuances" for a complete breakdown by tranche and issuance date. All SAFEs are 0% interest. Valuation caps range from $8,000,000 to $25,000,000 post-money, depending on the tranche.

Dilution

Investors should understand the potential for dilution. When the Company issues more shares, the percentage of the Company that you own will go down. The Company currently has $1,927,800 in total SAFEs outstanding, which, upon conversion, could materially dilute the interests of current Common Stock holders.

<u>Valuation</u>

Pre-Money Valuation: $25,000,000. This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation, on a fully diluted basis. The pre-money valuation does not take into account any convertible securities currently outstanding, including the SAFEs described above.

SUBSEQUENT EVENTS

The following material events occurred after December 31, 2024 and prior to the filing of this Annual Report:

1. Corporate Restructuring — Reverse Triangular Merger

<u>Background and Purpose</u>. Prior to January 9, 2026, the business operations of LUWI were conducted through two entities: (i) LUWI, LLC, an Illinois limited liability company organized on April 21, 2015, which had raised capital through SAFE agreements with numerous investors, held the operational history of the business, and owned 100% of the issued and outstanding shares of Let Us Wear It, Inc.; and (ii) Let Us Wear It, Inc., a Delaware corporation incorporated on May 7, 2024, which was formed as the operating entity to conduct the Regulation CF offering. The restructuring was undertaken to consolidate the entities, bring the SAFE investors into a direct relationship with the C-Corp, and streamline the capital structure in preparation for future financings and commercial operations.

<u>The Merger</u>. On January 9, 2026, Let Us Wear It, Inc. (the "**Parent**"), LUWI, LLC (the "**Target**"), and LUWI Acquisition Sub, LLC (the "**Merger Sub**"), a newly formed wholly owned subsidiary of the Parent organized under Illinois law, entered into an Agreement and Plan of Merger (the "**Merger Agreement**"). Pursuant to the Merger Agreement, Merger Sub was merged with and into the Target (a "reverse triangular merger"), with the Target continuing in existence as a wholly owned subsidiary of the Parent. The Merger was effective upon the filing of the Certificate of Merger with the Illinois Secretary of State.

Pursuant to the terms of the Merger Agreement:
- Each member of LUWI, LLC received 27,777.7777 shares of Common Stock of Let Us Wear It, Inc. for each one membership unit held, rounded to the nearest whole share, for an aggregate of 25,000,000 shares of Common Stock distributed to the members of LUWI, LLC on a pro rata basis;
- Simultaneously with the closing of the Merger, LUWI, LLC forfeited all 25,000,000 shares of Common Stock of Let Us Wear It, Inc. that it held, pursuant to a Stock Forfeiture Agreement entered into as of January 9, 2026. The forfeited shares were deemed cancelled. As a result, following the Merger, the former members of LUWI, LLC directly hold their proportionate shares of Let Us Wear It, Inc. Common Stock, and no entity holds a controlling block of shares through LUWI, LLC;
- LUWI, LLC became a wholly owned subsidiary of Let Us Wear It, Inc.;
- The Merger was intended to qualify as a "tax-free" transfer under Section 351 of the Internal Revenue Code of 1986, as amended; and
- The Amended and Restated Operating Agreement of LUWI, LLC was adopted, designating Let Us Wear It, Inc. as the sole member of LUWI, LLC.

<u>SAFE Assignment</u>. Simultaneously with the closing of the Merger, LUWI, LLC assigned to Let Us Wear It, Inc., and Let Us Wear It, Inc. assumed all of LUWI, LLC's obligations under its outstanding Simple Agreements for Future Equity, aggregating $1,927,800, pursuant to a SAFE Assignment Agreement executed as of January 9, 2026. Following the assignment, Let Us Wear It, Inc. is directly obligated under all SAFEs previously issued by LUWI, LLC. Together with SAFEs issued directly by the C-Corp, total outstanding SAFEs as of the date of this report are $1,927,800. See "Additional Securities Issuances" for the complete SAFE ledger.

The Merger was authorized and approved by unanimous written consent of the members and managers of LUWI, LLC as of January 9, 2026, executed by Lisa Kinsella (Manager) and the members of LUWI, LLC.

3. **Subsequent Issuances of Securities**. Following the 2024 Annual Period, LUWI, LLC, engaged in the following security issuances.

LLC SAFE Agreements (January 2025 – October 2025)

Issuing Entity	LUWI, LLC (Illinois limited liability company)
Type of Security	Simple Agreement for Future Equity (SAFE)
Offering Period	January 2025 through October 2025
Number of Investors	18
Aggregate Amount Raised	$860,000
Valuation Cap	$10,000,000 post-money
Offering Exemption	Section 4(a)(2) / Rule 506(b)
Status	SAFEs assumed by Let Us Wear It, Inc. pursuant to SAFE Assignment Agreement dated January 9, 2026

Round 4 — LLC SAFE Agreement – Venture Capital Investor (April 2025)

Issuing Entity	LUWI, LLC (Illinois limited liability company)
Type of Security	Simple Agreement for Future Equity (SAFE)
Offering Period	April 2025
Aggregate Amount Raised	$100,000
Valuation Cap	$8,000,000 post-money
Offering Exemption	Section 4(a)(2)
Status	SAFE assumed by Let Us Wear It, Inc. pursuant to SAFE Assignment Agreement dated January 9, 2026

Round 5 — C-Corp SAFE Agreements (December 2025)

Issuing Entity	Let Us Wear It, Inc. (Delaware corporation)
Type of Security	Simple Agreement for Future Equity (SAFE)
Offering Period	December 2025
Number of Investors	2

Aggregate Amount Raised	$116,800
Valuation Cap	$10,000,000 post-money
Interest Rate / Discount Rate	0.0% / 0.0%
Conversion Trigger	Qualified preferred stock financing
Offering Exemption	Section 4(a)(2)

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

LET US WEAR IT, INC.

By: _____

    Lisa Kinsella, Chief Executive Officer

Date: April __30___, 2025

FINANCIAL STATEMENTS